Exhibit 99.1

1558 West Hastings Street Vancouver |V6G 3J4|Canada T: 604.639.4457 | F: 604.639.4451 www.versussystems.com

Versus Systems Announces Strategic Partnership With Frias Agency

Versus to Work with the Agency Representing Constellation Brands, Corona, Crush + Canelo Alvarez & Matchroom Boxing

LOS ANGELES, CA - March 5th, 2021 - Versus Systems Inc. (“Versus” or the “Company”) (Nasdaq: VS) (FRANKFURT:BMVB) today announced a strategic partnership with full-service experiential marketing agency, Frias Agency (“Frias”), to power the technology behind interactive experiences for live events and digital activations.

Frias Agency clients include iconic beverage brands from Constellation Brands, such as Corona, Cerveza Modelo, Cerveza Pacifico, Crush, Kim Crawford, Meiomi, Blue Chair Bay, and Casa Noble. Frias also works with major athletes like Canelo Alvarez and sports promoters like Matchroom Boxing and Premier Boxing Champions. The Versus partnership with Frias expects to extend prizing into live sporting events starting Summer 2021 for soccer, boxing, wrestling and MMA, as well as live music festivals and tours.

“Versus is proud to announce another world-class partner to help us to bring our real-world prizing and rewards to global audiences,” said Matthew Pierce, CEO of Versus Systems. “We look forward to working with Frias and their partners to bring rewards to players and fans at some of the world’s most exciting live events, whether they’re at the venue, at home, or wherever they’re watching from.”

“We are thrilled to bring the unique experiences Versus Systems builds to our events,” said Andre Martelly, CEO of Frias. “The combination of Versus’ technology and our multi-national, multi-platform audience reach will produce mutual benefits for years to come.”

About Frias Agency

The agency was established in 2006 with offices and warehouse space across the U.S. in California, Texas and Florida. Frias specializes in experiential marketing and with vertical integration controls fabrication to activation thereby reducing turnaround time and costly markups. We have done more than 1,200 live events since 2006 and reached millions of people. We partner our brands with super athletes, such as Canelo Alvarez, and built multiple campaign sweepstakes that resulted in double digit increases of sales for clients such as Crush. Our partnership with Corona Light and Kenny Chesney reached over 1 million consumers with more than 50 thousand sweepstake entries and thousands of on-site impressions. For more information, please visit www.friasagency.com

About Versus Systems

Versus Systems Inc. has developed a proprietary in-game prizing and promotions engine that allows publishers, developers, and creators of games, apps, and other interactive media content to offer real world prizes inside their content. Players, viewers and users can choose from among the offered prizes and then complete in-game or in-app challenges to win the prizes. The Versus platform can be integrated into mobile, console, and PC games, as well as streaming media and mobile apps. For more information, please visit www.versussystems.com or visit the official Versus Systems YouTube channel.

Investor contact:

Cody Slach, Sean McGowan

Gateway Investor Relations

949-574-3860

VS@gatewayir.com

or

press@versussystems.com

Disclaimer for Forward-Looking Information

This news release contains certain forward-looking information and forward-looking statements within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward looking statements. These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable law.